UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-43497

Black Mammoth Metals Corporation

(Translation of registrant’s name into English)

1710 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2L3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

SUBMITTED HEREWITH

EXHIBIT

99.1	Notice of Change of Status dated October 23, 2026.

99.2	Material Change Report dated October 23, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Black Mammoth Metals Corporation

/s/ Dustin Henderson
Dustin Henderson
Chief Executive Officer and President
Date: October 23, 2026